As filed with the Securities and Exchange Commission on March 3, 2021	Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR

AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

_______________

VALE S.A.

(Exact name of issuer of deposited securities as specified in its charter)

_______________

[N/A]

(Translation of issuer’s name into English)

_______________

Federative Republic of Brazil

(Jurisdiction of incorporation or organization of issuer)

__________________________

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

_______________

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

_______________

Vale Americas Inc.

250 Pehle Avenue, Suite 302

Saddle Brook, New Jersey 07663

Telephone (201) 310-0173

(Address, including zip code, and telephone number, including area code, of agent for service)

__________________________

Copies to:

Nicolas Grabar Cleary Gottlieb Steen & Hamilton LLP 1 Liberty Plaza New York, New York 10006 (212) 225-2414	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

__________________________

It is proposed that this filing become effective under Rule 466:

☒	immediately upon filing.
☐	Specific Date

If a separate registration statement has been filed to register the deposited shares, check the following box:  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, each representing one (1) common share, without par value, of Vale S.A.	2,500,000,000 American Depositary Shares	$5.00	$125,000,000.00	$13,637.50
*	Each unit represents 100 ADSs.

**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (17) and (18).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (15).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (14); Reverse of Receipt - Paragraph (18).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (15) and (17).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (15) and (19).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (23) and (24) (no provision for extensions).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (14).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (8), (10) and (11).

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (8); Reverse of Receipt - Paragraphs (20) and (21).

3.	Fees and charges, which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (11).

Item 2.		AVAILABLE INFORMATION	Face of Receipt - Paragraph (14).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Amended and Restated Common Shares Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)	Amended and Restated Common Shares Deposit Agreement, dated as of December 22, 2015, by and among Vale S.A. (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all holders and beneficial owners of American Depositary Shares issued thereunder (“Deposit Agreement”). Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. — None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. — Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity to be created by the Amended and Restated Common Shares Deposit Agreement, by and among Vale S.A., Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 3rd day of March, 2021.

Legal entity to be created by the Amended and Restated Common Shares Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing one (1) common share, without par value, of Vale S.A.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Leslie DeLuca
Name:	Leslie DeLuca
Title:	Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Vale S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Rio de Janeiro, Brazil, on February 26, 2021.

VALE S.A.

By:	/s/ Luciano Siani Pires
Name:	Luciano Siani Pires
Title:	Chief Financial Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Eduardo de Salles Bartolomeo and Luciano Siani Pires to act as his or her true and lawful attorney-in-fact and agents, each with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on February 26, 2021.

Signature	Title

/s/ Eduardo de Salles Bartolomeo	Chief Executive Officer
Eduardo de Salles Bartolomeo

/s/ Luciano Siani Pires	Chief Financial Officer
Luciano Siani Pires

/s/ José Mauricio Pereira Coelho	Director
José Mauricio Pereira Coelho

Director
Fernando Jorge Buso Gomes

Director
Eduardo de Oliveira Rodrigues Filho

Director
Isabella Saboya de Albuquerque

/s/ José Luciano Duarte Penido	Director
José Luciano Duarte Penido

Signature	Title

/s/ Lucio Azevedo	Director
Lucio Azevedo

/s/ Marcel Juviniano Barros	Director
Marcel Juviniano Barros

Director
Marcelo Gasparino da Silva

/s/ Murilo Cesar Lemos dos Santos Passos	Director
Murilo Cesar Lemos dos Santos Passos

Director
Oscar Augusto de Camargo Filho

/s/ Roger Allan Downey	Director
Roger Allan Downey

Director
Sandra Maria Guerra de Azevedo

/s/ Toshiya Asahi	Director
Toshiya Asahi

VALE AMERICAS INC.		Authorized Representative

By:	/s/ Gustavo Fontanella
Name:	Gustavo Fontanella
Title:	Treasurer & Comptroller

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Amended and Restated Common Shares Deposit Agreement

(d)	Opinion of counsel to the Depositary

(e)	Rule 466 Certification